UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-41844

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal-Grand Island 401(k) Retirement Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Central Plains Bancshares, Inc.
221 South Locust Street
Grand Island, Nebraska 68801

HOME FEDERAL SAVINGS & LOAN ASSOC OF GI
221 S LOCUST ST
GRAND ISLAND, NE 68801-6040

What is the Summary Annual Report?
...
The Summary Annual Report (SAR) is a summary of a retirement plan's financial information. The following report provides a financial snapshot for Home Federal-Grand Island 401(k) Retirement Plan from January 01, 2023 through December 31, 2023.
Its purpose is to summarize information on the plan's annual report for current participants, former participants with an account balance and/or beneficiaries of a participant.
You are not required to take any action, but you can request a copy of the full annual report or any individual parts of the report at any time.
The following SAR document contains information about:
•	Administrative expenses that the plan paid
•	The amount of benefits paid to participants and beneficiaries
•	The total value of plan assets
•	A pension plan's compliance with the minimum funding standards, if applicable
•	Your right to receive a copy or any part of the full annual report
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Summary Annual Report
for Home Federal-Grand Island 401(k) Retirement Plan
...
This is a summary of the Form 5500 Annual Return/Report of Employee Benefit Plan of Home Federal-Grand Island 401(k) Retirement Plan, EIN 47 0465799, for January 01, 2023 through December 31, 2023. The Form 5500 annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA). Your plan is a single-employer 401(k) plan.
Basic financial statement
Benefits under the plan are provided by an insurance contract and a trust fund. Plan expenses were $650,956. These expenses included $1,377 in administrative expenses, $649,579 in benefits paid to participants and beneficiaries and $0 in other expenses. A total of 84 persons were participants in, or beneficiaries of, the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.
The value of plan assets, after subtracting liabilities of the plan, was $6,803,014 as of December 31, 2023, compared to $5,914,660 as of January 01, 2023. During the plan year, the plan experienced an increase in its net assets of $888,354. This increase includes unrealized appreciation or depreciation in the value of the plan assets; that is, the difference between the value of plan's assets at the end of the year and the value of the assets at the beginning of the year or cost of assets acquired during the year. The plan had a total income of $1,539,310, including employer contributions of $97,548, employee contributions of $339,252, and earnings from investments of $1,093,533.

Your rights to additional information
You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:
•	Financial information
•	Insurance information including sales and commissions paid by insurance carriers
•	Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates

To obtain a copy of the full annual report, or any part thereof, write or call the office of the plan administrator:
HOME FEDERAL SAVINGS & LOAN ASSOC OF GI
221 S LOCUST ST
GRAND ISLAND, NE 68801-6040
(308) 382-4000
The charge to cover copying costs will be $1.00 for the full annual report or $.10 per page for any part thereof. You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.
You also have the legally protected right to examine the annual report at the main office of the plan:
221 S LOCUST ST
GRAND ISLAND, NE 68801-6040
and at the U.S. Department of Labor in Washington, D.C. or to obtain a copy from the U.S. Department of Labor upon payment of copying costs.
Requests to the Department of Labor should be addressed to:
Public Disclosure Room, Room N-1513,
Employee Benefits Security Administration,
U.S. Department of Labor,
200 Constitution Avenue, N.W.,
Washington, D.C. 20210.
The full annual report can also be found online at www.efast.dol.gov.
The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institutions held or issued plan assets that qualified under the waiver:

Principal Global Investors Trust Co	$19,194.00
Principal Life Insurance Company	$6,026,394.72
CENTRAL PLAINS BANCSHARES STK	$757,425.25

The plan has been issued a fidelity bond by Travelers in the amount of $3,000,000. The bond protects the plan against losses through fraud or dishonesty and covers any person handling plan assets. You have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions noted above describing the qualifying plan assets and evidence of the required bond. If you are unable to examine or obtain these documents, contact the Regional Office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 1.866.444.EBSA (3272). A listing of EBSA regional offices can be found at https://www.dol.gov/agencies/ebsa.
General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at https://www.dol.gov/agencies/ebsa under the heading “Frequently Asked Questions.”
Paperwork Reduction Act Statement
According to the Paperwork Reduction Act of 1995 (Pub. L. 104-13) (PRA), no persons are required to respond to a collection of information unless such collection displays a valid Office of Management and Budget (OMB) control number. The Department notes that a Federal agency cannot conduct or sponsor a collection of information unless it is approved by OMB under the PRA, and displays a currently valid OMB control number, and the public is not required to respond to a collection of information unless it displays a currently valid OMB control number. See 44 U.S.C. 3507. Also, notwithstanding any other provisions of law, no person shall be subject to penalty for failing to comply with a collection of information if the collection of information does not display a currently valid OMB control number. See 44 U.S.C. 3512.
The public reporting burden for this collection of information is estimated to average less than one minute per notice (approximately 3 hours and 11 minutes per plan). Interested parties are encouraged to send comments regarding the burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the U.S. Department of Labor, Office of the Chief Information Officer, Attention: Departmental Clearance Officer, 200 Constitution Avenue, N.W., Room N-1301, Washington, DC 20210 or email DOL_PRA_PUBLIC@dol.gov and reference the OMB Control Number 1210-0040.
OMB Control Number 1210-0040 (expires 03/31/2026)
Insurance products and plan administrative services provided through Principal Life Insurance Company®, a member of the Principal Financial Group®, Des Moines, IA 50392.
Principal®, Principal Financial Group® and the Principal logo design are registered trademarks of Principal Financial Services, Inc., a Principal Financial Group company, in the United States and are trademarks and service marks of Principal Financial Services, Inc., in various countries around the world.

PT746 | 3070580-082023 | 11/2019

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOME FEDERAL-GRAND ISLAND 401(k) RETIREMENT PLAN

Date: June 21, 2024	By:	/s/ Steven D. Kunzman
Steven D. Kunzman
President, Chief Executive Officer and Chairman